UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Taiwan Semiconductor Manufacturing Company Limited

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan Republic of China

(Address of principal executive offices)

Sylvia Fang, +886-3-505-5089

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Attached as Exhibit 1.01 hereto please see the Conflict Minerals Report for Taiwan Semiconductor Manufacturing Company Limited (“TSMC”) for the reporting period January 1, 2015 to December 31, 2015 which is also publicly available at http://www.tsmc.com/english/investorRelations/sec_filings.htm or www.sec.gov.

TSMC’s conflict minerals disclosure and the description of its due diligence framework, are included in its Conflict Minerals Report and incorporated by reference herein.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – TSMC Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Taiwan Semiconductor Manufacturing Company Limited

/s/ Stephen Tso
Stephen Tso Senior Vice President and Chief Information Officer Date: May 23, 2016

/s/ Sylvia Fang
Sylvia Fang Vice President and General Counsel Date: May 23, 2016

EXHIBIT INDEX

Exhibit Number	Description

1.01	TSMC Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015.